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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68490

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/11 (MM/DD/YY) AND ENDING 06/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ashmore Investment Management (US) Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

122 East 42nd Street, Ste 5005
(No. and Street)

New York (City) NY (State) 10168-4700 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Tsutsui 212-661-0061
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Company, LLP
(Name – *if individual, state last, first, middle name*)

2580 Sunrise Highway (Address) Bellmore (City) NY (State) 11710 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Christopher Tsutsui, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ashmore Investment Management US Corp, as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO / Fin Op

Title

Notary Public


XIAO YAN CHEN
Notary Public - State of New York
NO. 01CH6234682
Qualified in Kings County
My Commission Expires 01/24/2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASHMORE INVESTMENT MANAGEMENT
(US) CORPORATION

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2012



SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2012



SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
JUNE 30, 2012

CONTENTS

	Pages
Facing Page to Form X-17A-5	1A
Affirmation of Principal Officer	1B
Independent Auditors' Report	2
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7-13
Supplementary Information:	
Schedule I: Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1	15
Schedule II: Schedule of Securities Investor Protection Corporation Assessments and Payments	16
Independent Auditors' Report on Internal Control	17-18
Independent Auditors' Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation	19-20

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Board of Directors and
Stockholder of Ashmore Investment Management (US) Corporation
New York, New York

We have audited the accompanying statement of financial condition of Ashmore Investment Management (US) Corporation (a wholly owned subsidiary of Ashmore Investments (UK) Limited) (the "Company") as of June 30, 2012, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ashmore Investment Management (US) Corporation as of June 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Schwartz & Company, LLP

Bellmore, New York
August 8, 2012

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st Floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, Fl. 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2012

ASSETS

Current assets	
Cash	$ 985,928
Receivable from affiliates	4,154,810
Prepaid expenses	34,102
Other fees receivable	2,447
Total current assets	5,177,287
Property and equipment, net of accumulated depreciation of $35,659	115,939
Goodwill	5,817,164
Total assets	$ 11,110,390

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities	
Accrued expenses	$ 3,490,058
Stockholder's equity	
Common stock, $0.01 par value, 10,000 shares authorized; 6,022 shares issued and outstanding	60
Additional paid-in capital	7,145,916
Retained earnings	474,356
Total stockholder's equity	7,620,332
Total liabilities and stockholder's equity	$ 11,110,390

See accompanying notes and auditors' report

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2012

Revenue	$ 6,957,037
Operating expenses	
Employee and related expenses	4,671,352
Occupancy	180,712
Professional and consulting	214,662
General and administrative	238,592
Broker fees	58,661
Dues and subscriptions	33,022
Licenses and permits	52,125
Travel and entertainment	421,628
Depreciation	25,675
Total operating expenses	5,896,429
Income from operations	1,060,608
Other income (expense)	
Net loss on disposal of property and equipment	(10,638)
Interest income	2,085
Total other income (expense)	(8,553)
Income before tax expense	1,052,055
State and local tax expense	40,222
Net income	$ 1,011,833

See accompanying notes and auditors' report

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2012

	Common Stock		Additional Paid - In	Retained	Total Stockholder's
	Shares	Par Value	Capital	Earnings	Equity
Balance - July 1, 2011, as previously reported	6,022	$ 60	$ 7,145,916	$ 682,165	$ 7,828,141
Prior period adjustments (Note 9)	-	-	-	(1,219,642)	(1,219,642)
Balance - July 1, 2011, as restated	6,022	60	7,145,916	(537,477)	6,608,499
Net income	-	-	-	1,011,833	1,011,833
Balance - June 30, 2012	6,022	$ 60	$ 7,145,916	$ 474,356	$ 7,620,332

See accompanying notes and auditors' report

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2012

Cash flows from operating activities:	
Net income	$ 1,011,833
Adjustments to reconcile net income to net cash used in operating activates:	
Depreciation	25,675
Loss on disposal of property and equipment	10,638
Prior period adjustments (Note 9)	(1,219,642)
(Increase) decrease in assets:	
Management and advisory fees receivable	228,554
Receivable from affiliates	(4,018,675)
Prepaid expenses	13,839
Other fees receivable	(2,447)
Increase (decrease) in liabilities:	
Accrued expenses	3,457,758
Net cash used in operating activities	(492,467)
Cash flows from investing activities:	
Purchase of property and equipment	(86,673)
Net cash used in investing activities	(86,673)
Net decrease in cash	(579,140)
Cash - beginning of year	1,565,068
Cash - end of year	$ 985,928
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest expense	$ -
Income taxes	$ 40,222

See accompanying notes and auditors' report

Note 1: Operations and Structure

Ashmore Investment Management (US) Corporation (the "Company") is a corporation organized under the laws of the State of Delaware in October 2008. The Company provides investment marketing, management and advisory services primarily to the US markets. The Company is a wholly owned subsidiary of Ashmore Investments (UK) Limited (the "Parent"), which is a private company incorporated under the laws of the United Kingdom. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The most significant estimate relates to employee bonus accrual. This estimate may be adjusted as more current information becomes available, and any adjustment could be significant.

Cash

Cash includes deposits in checking and high yield savings accounts. The Company maintains cash in bank deposit accounts which, at times, exceed federally insured limits. At June 30, 2012, the Company had an uninsured cash balance of approximately $104,700 with one financial institution.

Other Fees Receivable

Other fees receivable represent amounts due from the sale of mutual fund investments. Other fees receivable are reported at their outstanding unpaid principal balances. Accounts are considered past due once the unpaid balance is 90 days or more outstanding. When the account balance is past due and attempts have been made to collect the receivable through legal or other means, the amount will be written-off.

Note 2: Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost at the date of acquisition. Depreciation of property and equipment is provided on the straight-line method over the estimated useful lives of the related assets, which range from 3 to 5 years.

Expenditures for major additions and improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Upon retirement or sale, the cost of the asset and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income.

Goodwill

The Company adopted the provisions of FASB ASC 350, "*Intangibles – Goodwill and Other*". Goodwill is recognized when the purchase price of a business exceeds the fair value of its tangible and identifiable intangible net assets. The Company recognized goodwill in connection with a business acquisition of two affiliated entities in November 2008. The purchase price exceeded the net assets acquired by $5,817,164. The Company evaluates the carrying value of goodwill annually at the fiscal year. The carrying amount is compared to the fair value, which is estimated based on the present value of estimated future cash flows. As of June 30, 2012, the Company has not recognized impairment on the carrying value of the goodwill.

Revenue Recognition

The Company earns advisory fees and marketing revenue. Advisory fees are earned from advisory services rendered to an independent investment advisor. Marketing revenue is earned from providing marketing and investor support services to the affiliates. Revenue is recognized as marketing and advisory services are rendered.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Income Taxes

The Company adopted the provisions of FASB ASC 740, "*Accounting for Income Taxes*". The provision addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

Note 2: Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The provisions of FASB ASC 740, "*Accounting for Income Taxes*", require the recognition of deferred tax assets and liabilities for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and the tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company has recorded such a valuation allowance. (See Note 6).

Note 3: Property and Equipment

Property and equipment at June 30, 2012, consists of the following:

Computer equipment	$ 74,066
Furniture and fixtures	37,696
Leasehold improvements	39,836
	151,598
Less accumulated depreciation	(35,659)
Property and equipment, net	$ 115,939

Depreciation expense related to property and equipment for the year ended June 30, 2012 was $25,675.

Note 4: Stockholder's Equity

The Company is authorized to issue 10,000 shares of common stock at a par value of $0.01. As of June 30, 2012 the Company has issued 6,022 shares of common stock, all of which is held by the Parent.

Note 5: Related Party Transactions

Effective July 1, 2011, the Company entered into a marketing agreement with an affiliate to provide marketing and investor support services to Ashmore Investment Management Limited ("AIML") in respect to the various funds and accounts for whom AIML acts as the investment manager or the investment adviser. For the year ended June 30, 2012, the Company has earned $6,437,783 from this agreement, which is included in revenue in the statement of operations. This one agreement accounted for 92% of total revenue for the year ended June 30, 2012.

Effective September 2010, the Company entered into a marketing agreement with an affiliate to provide marketing and promotion services to Ashmore Management Company Brazil Limited ("AMCBL") in respect to various funds either domiciled in Brazil or which have as their primary investment objective to invest in Brazil. For the year ended June 30, 2012, the Company has earned $333,640 from this agreement, which is included in revenue in the statement of operations.

The Company's office space is leased by an affiliate on behalf of the Company. An affiliate pays rent and any other applicable charges directly to the lease owner and is responsible for any rental liability in accordance with the term of the lease. The Company records rental expense and applies corresponding credit against the revenue receivable from the affiliate per the marketing agreement. For year ended June 30, 2012, the Company recognized $180,712 of rent and related expenses.

Note 6: Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The components of the Company's deferred tax assets and liabilities as of June 30, 2012 are as follows:

	Federal	State and Local	Total
Current deferred tax assets (liabilities)			
Depreciation	$ (1,280)	$ (818)	$ (2,098)
Organizational costs	(5,349)	(3,419)	(8,768)
Less: valuation allowance	6,629	4,237	10,866
Total current deferred tax assets (liabilities)	$ -	$ -	$ -

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2012

Note 6: Income Taxes (continued)

	Federal	State and Local	Total
Non-current assets (liabilities)			
Net operating losses carry forward	$ 92,132	$ 58,879	$ 151,011
Organizational costs	(45,506)	(29,082)	(74,588)
Less: valuation allowance	(46,626)	(29,797)	(76,423)
Total non-current assets (liabilities)	-	-	-
Total deferred tax assets	$ -	$ -	$ -

The net change in the valuation allowance at June 30, 2012 is as follows:

	Federal	State and Local	Total
Valuation allowance – July 1, 2011	$ 37,304	$ 25,067	$ 62,371
Increase in valuation allowance	2,693	493	3,186
Valuation allowance – June 30, 2012	$ 39,997	$ 25,560	$ 65,557

The deferred income tax benefit of the Company is based on its cumulative net operating losses available to offset the future taxable income at current income tax rates.

As a result of the adoption of the provisions of FASB ASC 740, "*Accounting for Income Taxes*" the Company recognized no material adjustments to liabilities or stockholders' equity. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. The adoption of these provisions did not have a material impact on the Company's financial statements.

The Company had no unrecognized tax benefits and related interest and penalties expenses. Currently, the Company is not subject to examination by major tax jurisdictions. The Company is no longer subject to examination by tax authorities for the years prior to June 30, 2009.

Note 7: Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(i) as it does not maintain customers' accounts.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2012

Note 8: Net Capital Requirement

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2012, the Company had net capital of approximately $934,000, which was $929,000 in excess of its required net capital of $5,000.

Note 9: Prior Period Adjustments

The Company has restated its previously issued financial statements for the period from December 3, 2010 to June 30, 2011 for previously unrecorded liabilities in connection with the employee bonuses and for previously unrecorded receivables in connection with the marketing agreement with an affiliate. The accompanying financial statements for the year ended June 30, 2012 have been restated to reflect the corrections. Retained earnings at July 1, 2011 were reduced by $1,219,642 as a result of adjustments for previously unrecorded liabilities and receivables in the period from December 3, 2010 to June 30, 2011.

The following is a summary of the restatements for the period from December 3, 2010 to June 30, 2011:

Unrecorded liabilities for employee bonuses	$(2,292,487)
Unrecorded receivable from affiliates	1,638,008
Subtotal	(654,479)
Income tax effect of restatement	-
Total reduction in net income for the period from December 3, 2010 to June 30, 2011	$ (654,479)

Note 9: Prior Period Adjustments (continued)

The effect on the Company's previously issued financial statements for the period from December 3, 2010 to June 30, 2011 is summarized as follows:

Balance Sheet as of June 30, 2011

	Previously Reported	Increase (Decrease)	Restated
Receivable from affiliate	$ 136,135	$1,072,845	$1,208,980
Total current assets	1,977,698	1,072,845	3,050,543
Total assets	7,860,441	1,072,845	8,933,286
Accrued expenses	32,300	2,292,487	2,324,787
Stockholder's equity:			
Retained earnings	682,165	(1,219,642)	(537,477)
Total liabilities and stockholder's equity	$7,860,441	$1,072,845	$8,933,286

Statement of Operations for the period from December 3, 2010 to June 30, 2011

	Previously Reported	Increase (Decrease)	Restated
Revenues	$1,483,709	$1,638,008	$3,121,717
Employee and related expenses	801,824	2,292,487	3,094,311
Total operating expenses	1,224,767	2,292,487	3,517,254
Income from operations	258,942	(654,479)	(395,537)
Net income	$ 262,662	($ 654,479)	($ 391,817)

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2012

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE I: COMPUTATION OF NET CAPITAL PURSUANT
TO UNIFORM NET CAPITAL RULE 15c3-1
JUNE 30, 2012

Total stockholder's equity	$ 7,620,332
Additions	
Allowable credits – discretionary bonus accrual	3,438,730
Deductions	
Nonallowable assets	
Investment in and receivables from affiliates, subsidiaries and associated partnerships	4,157,257
Property, furniture and equipment	115,939
Other assets	5,851,266
Total nonallowable assets	10,124,462
Net capital	934,600
Aggregate indebtedness	
Accrued expenses	51,328
Total aggregate indebtedness	51,328
Computation of basic net capital requirement	
Computed minimum net capital required (6.6667% of aggregate indebtedness)	3,422
Minimum dollar net capital requirement	5,000
Excess net capital ($934,600 - $5,000)	$ 929,600
Percentage of aggregate indebtedness to net capital	5.49%

There are no material difference between computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing.

ASHMORE INVESTMENT MANAGEMENT (US) CORPORATION
SCHEDULE II: RECONCILIATION OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS
JUNE 30, 2012

Revenue per Statement of Income	$ 6,957,037
Less revenue excluded from SIPC Net Operating Revenues Determination	(5,852,530)
SIPC Net Operating Revenues per General Assessment Reconciliation Form SIPC-7	1,104,507
General Assessments at .0025	2,761
Payment Remitted with Form SIPC-6	-
Prior Year Overpayments	(1,865)
Amount Due with Form SIPC-7	$ 896

SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Supplementary Report on Internal Control

To the Board of Directors and
Stockholder of Ashmore Investment Management (US) Corporation
New York, New York

In planning and performing our audit of the financial statements of Ashmore Investment Management (US) Corporation (the "Company") as of June 30, 2012 and the year then ended in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives.

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st Floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, Fl. 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions of that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statement will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schwartz & Company, LLP

Bellmore, New York
August 8, 2012



SCHWARTZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation

To the Board of Directors and
Stockholder of Ashmore Investment Management (US) Corporation
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2012, which were agreed to by Ashmore Investment Management (US) Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Ashmore Investment Management (US) Corporation's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). Ashmore Investment Management (US) Corporation's management is responsible for Ashmore Investment Management (US) Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the cash disbursement journal noting no differences;

2. Compared the amounts included in the audited Form X-17A-5 for the year ended June 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2012 noting that some revenue was not subject to SIPC net operating revenue determination;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers detailing other revenue not related either directly or indirectly to the securities business noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers detailing other revenue not related either directly or indirectly to the securities business noting no differences.

2580 Sunrise Highway
Bellmore, NY 11710
516.409.5000 • fax: 516.409.0985

450 Lexington Ave., 31st Floor
New York, NY 10017
212.681.8018 • fax: 212.286.8636

5499 N. Federal Highway, Suite K
Boca Raton, Fl. 33487
561.998.0222 • fax: 561.998.0237

www.schwartz-cpas.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schwartz & Company, LLP

Bellmore, New York
August 8, 2012